Shinhan Bank resolved to pay cash dividend to Shinhan Financial Group

On February 26, 2010, the Board of Directors of Shinhan Bank, a wholly-owned subsidiary of Shinhan Financial Group (“SFG”), resolved to up-stream cash dividend of KRW 149,732,777,747 or KRW 94 per common share for the fiscal year of 2009, subject to the shareholder’s approval on March 23, 2010.

Since SFG wholly owns Shinhan Bank, SFG will be receiving the total dividend amount from Shinhan Bank.